# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Giftify, Inc., CIK 0001760233
CUSIP: 74940T104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1100 Woodfield Road, Suite 510, Schaumberg, Illinois (IL), 60173
Date of event which requires filing of this statement: 12/29/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002073962

## Reporting persons
- Interactive Communications International, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 2,595,370; sole dispositive power 0; shared dispositive power 2,595,370; aggregate amount beneficially owned 2,595,370 (8.7% of the class)
- HI Technology Corp: type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); sole voting power 0; shared voting power 2,595,370; sole dispositive power 0; shared dispositive power 2,595,370; aggregate amount beneficially owned 2,595,370 (8.7% of the class)
- Merrill Brooks Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,595,370; sole dispositive power 0; shared dispositive power 2,595,370; aggregate amount beneficially owned 2,595,370 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Giftify, Inc.
Address of issuer's principal executive offices: 1100 Woodfield Road, Suite 510 Schaumberg, Illinois, 60173

## Item 2. Person Filing
Name of person filing:
Interactive Communications International, Inc.
HI Technology Corp
Merrill Brooks Smith
Address of principal business office or, if none, residence: The address of the principal business office of each of Interactive Communications International, Inc. ("Incomm"), HI Technology Corp ("HIT") and Merrill Brooks Smith ("Smith" and together with Incomm and HIT, the "Reporting Persons" and each a "Reporting Person") is 250 Williams Street NW, Fifth Floor, Atlanta, Georgia 30303.
Citizenship:
Interactive Communications International, Inc. is a Florida corporation.
HI Technology Corp is a Georgia corporation.
Smith is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date of this filing, Incomm is deemed to beneficially own an aggregate of 2,595,370 shares of Common Stock of the Issuer (the "Incomm Shares"). By virtue of Incomm's direct ownership of the Incomm Shares and HIT's ownership and control of Incomm, HIT may be deemed to have shared power to vote and dispose or to direct the vote and direct the disposition of the Incomm Shares. Smith is the CEO and principal shareholder of HIT. By virtue of his position as CEO and his ownership of a majority of the outstanding voting equity of HIT, Smith may be deemed to have shared power to vote and dispose or to direct the vote and direct the disposition of the Incomm Shares. Each of HIT and Smith disclaims beneficial ownership of the Incomm Shares.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Percent of class: The Incomm Shares represent approximately 8.7% of the Issuer's Common Stock, based on 29,684,336 issued and outstanding shares of Common Stock of the Issuer as of June 5, 2025, as reflected in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 13, 2025, and a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 5, 2025.
Sole power to vote or to direct the vote:
Incomm 0
HIT 0
Smith 0
Shared power to vote or to direct the vote:
Incomm 2,595,370
HIT 2,595,370
Smith 2,595,370
Sole power to dispose or to direct the disposition:
Incomm 0
HIT 0
Smith 0
Shared power to dispose or to direct the disposition:
Incomm 2,595,370
HIT 2,595,370
Smith 2,595,370

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Interactive Communications International, Inc.: /s/ Lawrence Belmonte, Lawrence Belmonte/EVP and CFO (06/30/2025)
- HI Technology Corp: /s/ Lawrence Belmonte, Lawrence Belmonte/EVP and CFO (06/30/2025)
- Merrill Brooks Smith: /s/ Merrill Brooks Smith, Merrill Brooks Smith (06/30/2025)